UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 18, 2012

SUPERINTENDECIA DEL MERCADO DE VALORES
MATERIAL EVENT: Communication of Agreements of Universal Meetings and Other Organizations

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Company’s Board of Director meeting held on October 17, 2012 approved a distribution of profits as follows:

1.  Details from Distribution of Profits:

The Company's Board of Directors approved a cash dividend of S/. 0.0893525134 per common and investment share, which represents a total of S/. 52,000,000 related to net income as of December 31, 2011, in accordance with what was authorized at the Board of Directors meeting held on March 20, 2012. This dividend represents 14.51% of the Company’s 2011 accumulated results.

Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/. 0.4467625673.

2.  Details from Cash Dividend Payment for the Company’s 2011 accumulated results for S/. 52,000,000

3.  Details from Dividend per Share:

COMMON SHARES: CPACASC1
Outstanding common shares: 531,461,479
Dividend per common share: S/. 0.08935251
Observations: Each ADS represents five common shares

INVESTMENT SHARES: CPACASI1
Outstanding Investment shares: 50,503,124
Dividend per common share: S/. 0.08935251

Record and Payment Date information for the Company’s 2011 Accumulated Results:

COMMON SHARES: CPACASC1
Record Date: November 13, 2012
Payment Date: November, 27, 2012

INVESTMENT SHARES: CPACASI1
Record Date: November 13, 2012
Payment Date: November, 27, 2012

Observations: The ex-dividend1 date (November 8, 2012), record date2 (November 13, 2012) and payment date (November 27, 2012) are the same for common and investment shares traded on the Lima Stock Exchange as well as the ADS traded on the New York Stock Exchange.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Molinelli Mateo
Representative

1 Ex-dividend date: Shareholders who own the shares by the ex-dividend date are entitled to the dividend

2 Record date: Date of registration within the Company´s stockholder registry for shareholders as of the ex-dividend date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	October 18, 2012